SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

317 University Avenue, Suite 200

Palo Alto, California 94301

December 10, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Livingston
Susan Block
Marc Thomas
Hugh West

RE:	Social Capital Hedosophia Holdings Corp. III (the “Company”)
Registration Statement on Form S-4
File No. 333-249558

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-249558) be accelerated by the Securities and Exchange Commission to 2:00 p.m. Washington D.C. time on December 11, 2020, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Howard Ellin of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2438 and that such effectiveness also be confirmed in writing.

Very truly yours, Social Capital Hedosophia Holdings Corp. III

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

cc:	Steven Trieu
Social Capital Hedosophia Holdings Corp. III

cc:	Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP